Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended March 31
($ millions)	2026	2025
Revenues and Other Income
Gross revenues (note 3)	15 422	13 330
Less: royalties	(941)	(1 007)
Other income (note 4)	182	130
	14 663	12 453
Expenses
Purchases of crude oil and products	5 218	4 300
Operating, selling and general	3 778	3 297
Transportation and distribution	563	448
Depreciation, depletion and amortization	1 731	1 663
Exploration	136	122
Gain on disposal of assets	(13)	—
Financing expenses (note 6)	424	333
	11 837	10 163
Earnings before Income Taxes	2 826	2 290

Income Tax Expense (Recovery)
Current	777	648
Deferred	(51)	(47)
	726	601
Net Earnings	2 100	1 689

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	57	(21)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes	73	35
Other Comprehensive Income	130	14

Total Comprehensive Income	2 230	1 703

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	1.77	1.36
Cash dividends	0.60	0.57

See accompanying notes to the condensed interim consolidated financial statements.

36 2026 First Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	March 31	December 31
($ millions)	2026	2025
Assets
Current assets
Cash and cash equivalents	3 271	3 650
Accounts receivable	7 798	5 087
Inventories	6 178	5 121
Income taxes receivable	215	371
Total current assets	17 462	14 229
Property, plant and equipment, net	68 013	68 428
Exploration and evaluation	1 742	1 742
Other assets	2 090	1 977
Goodwill and other intangible assets	3 442	3 455
Deferred income taxes	77	82
Total assets	92 826	89 913

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt (note 9)	979	973
Current portion of long-term lease liabilities	651	638
Accounts payable and accrued liabilities	9 595	7 523
Current portion of provisions	1 013	1 056
Income taxes payable	81	20
Total current liabilities	12 319	10 210
Long-term debt (note 9)	9 134	9 014
Long-term lease liabilities	4 048	3 879
Other long-term liabilities	1 481	1 416
Provisions	11 934	12 108
Deferred income taxes	8 134	8 162
Equity	45 776	45 124
Total liabilities and shareholders’ equity	92 826	89 913

See accompanying notes to the condensed interim consolidated financial statements.

2026 First Quarter Suncor Energy Inc. 37

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended March 31
($ millions)	2026	2025
Operating Activities
Net Earnings	2 100	1 689
Adjustments for:
Depreciation, depletion and amortization	1 731	1 663
Deferred income tax recovery	(51)	(47)
Accretion (note 6)	153	143
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	139	(14)
Change in fair value of financial instruments and trading inventory	189	(57)
Gain on disposal of assets	(13)	—
Share-based compensation	(120)	(303)
Settlement of decommissioning and restoration liabilities	(158)	(94)
Other	60	65
Increase in non-cash working capital	(1 595)	(889)
Cash flow provided by operating activities	2 435	2 156
Investing Activities
Capital expenditures	(1 117)	(1 145)
Proceeds from disposal of assets	13	—
Other investments and acquisitions	(7)	(6)
Increase in non-cash working capital	(91)	(104)
Cash flow used in investing activities	(1 202)	(1 255)
Financing Activities
Lease liability payments	(176)	(180)
Issuance of common shares under share option plans	69	75
Repurchase of common shares(1) (note 8)	(825)	(798)
Distributions relating to non-controlling interest	(4)	(4)
Dividends paid on common shares	(712)	(705)
Cash flow used in financing activities	(1 648)	(1 612)
Decrease in Cash and Cash Equivalents	(415)	(711)
Effect of foreign exchange on cash and cash equivalents	36	—
Cash and cash equivalents at beginning of period	3 650	3 484
Cash and Cash Equivalents at End of Period	3 271	2 773
Supplementary Cash Flow Information
Interest paid	159	148
Income taxes paid	500	604

(1)	Prior year three months ended March 31, 2025 includes $48 million of taxes paid on 2024 share repurchases.

See accompanying notes to the condensed interim consolidated financial statements.

38 2026 First Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	1 689	1 689	—
Foreign currency translation adjustment	—	—	(21)	—	(21)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $11	—	—	—	35	35	—
Total comprehensive income	—	—	(21)	1 724	1 703	—
Issued under share option plans	88	(13)	—	—	75	1 847
Repurchase of common shares for cancellation(1) (note 8)	(232)	—	—	(531)	(763)	(13 600)
Change in liability for share repurchase commitment	10	—	—	(4)	6	—
Share-based compensation	—	4	—	—	4	—
Dividends paid on common shares	—	—	—	(705)	(705)	—
At March 31, 2025	20 987	511	1 180	22 156	44 834	1 232 579
At December 31, 2025	20 402	502	999	23 221	45 124	1 193 520
Net earnings	—	—	—	2 100	2 100	—
Foreign currency translation adjustment	—	—	57	—	57	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $23	—	—	—	73	73	—
Total comprehensive income	—	—	57	2 173	2 230	—
Issued under share option plans	84	(15)	—	—	69	1 739
Repurchase of common shares for cancellation(1) (note 8)	(190)	—	—	(649)	(839)	(11 072)
Change in liability for share repurchase commitment (note 8)	12	—	—	(110)	(98)	—
Share-based compensation (note 5)	—	2	—	—	2	—
Dividends paid on common shares	—	—	—	(712)	(712)	—
At March 31, 2026	20 308	489	1 056	23 923	45 776	1 184 187

(1)	Includes $14 million of taxes on share repurchases for the three months ended March 31, 2026 (March 31, 2025 – $13 million).

See accompanying notes to the condensed interim consolidated financial statements.

2026 First Quarter Suncor Energy Inc. 39

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies and methods of computation applied in these condensed interim consolidated financial statements are consistent with those applied in the company’s audited consolidated financial statements as at and for the year ended December 31, 2025. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2025.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

(f) Adoption of New IFRS Standards

The IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures that are effective January 1, 2026, with early adoption permitted. There was no impact to the interim consolidated financial statements as a result of the initial application.

(g) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company’s interim consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which will replace IAS 1 Presentation of Financial Statements. The new standard will establish a revised structure for the consolidated statements of comprehensive income and improve comparability across entities and reporting periods. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard will be applied retrospectively, with certain transition provisions. The company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

40 2026 First Quarter Suncor Energy Inc.

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended March 31	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	5 335	4 990	961	729	9 126	7 611	—	—	15 422	13 330
Intersegment revenues	2 179	2 151	—	—	3	17	(2 182)	(2 168)	—	—
Less: Royalties	(712)	(815)	(229)	(192)	—	—	—	—	(941)	(1 007)
Operating revenues, net of royalties	6 802	6 326	732	537	9 129	7 628	(2 182)	(2 168)	14 481	12 323
Other income (loss)	179	98	36	5	(86)	(12)	53	39	182	130
	6 981	6 424	768	542	9 043	7 616	(2 129)	(2 129)	14 663	12 453
Expenses
Purchases of crude oil and products	851	609	—	—	6 256	5 922	(1 889)	(2 231)	5 218	4 300
Operating, selling and general	2 712	2 392	133	120	673	609	260	176	3 778	3 297
Transportation and distribution	343	296	55	22	174	139	(9)	(9)	563	448
Depreciation, depletion and amortization	1 235	1 199	175	171	276	257	45	36	1 731	1 663
Exploration	134	68	2	54	—	—	—	—	136	122
Gain on disposal of assets	—	—	—	—	(6)	—	(7)	—	(13)	—
Financing expenses	190	185	21	17	20	17	193	114	424	333
	5 465	4 749	386	384	7 393	6 944	(1 407)	(1 914)	11 837	10 163
Earnings (Loss) before Income Taxes	1 516	1 675	382	158	1 650	672	(722)	(215)	2 826	2 290
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	777	648
Deferred	—	—	—	—	—	—	—	—	(51)	(47)
	—	—	—	—	—	—	—	—	726	601
Net Earnings	—	—	—	—	—	—	—	—	2 100	1 689
Capital Expenditures	746	749	128	209	232	180	11	7	1 117	1 145

2026 First Quarter Suncor Energy Inc. 41

Notes to the Consolidated Financial Statements

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended March 31	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	4 877	—	4 877	4 856	—	4 856
Bitumen	2 637	—	2 637	2 285	—	2 285
	7 514	—	7 514	7 141	—	7 141
Exploration and Production
Crude oil and natural gas liquids	718	243	961	470	259	729
	718	243	961	470	259	729
Refining and Marketing
Gasoline	3 464	—	3 464	3 248	—	3 248
Distillate(1)	4 859	146	5 005	3 670	77	3 747
Other	660	—	660	633	—	633
	8 983	146	9 129	7 551	77	7 628
Corporate and Eliminations
	(2 182)	—	(2 182)	(2 168)	—	(2 168)
Total Revenue from Contracts with Customers	15 033	389	15 422	12 994	336	13 330

(1)	International revenues for comparative period were previously reported under North America.

4. Other Income

Other income (loss) consists of the following:

	Three months ended March 31
($ millions)	2026	2025
Risk management and energy trading	112	69
Investment and interest income	74	56
Insurance proceeds and other	(4)	5
	182	130

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended March 31
($ millions)	2026	2025
Equity-settled plans	2	4
Cash-settled plans	318	141
	320	145

42 2026 First Quarter Suncor Energy Inc.

6. Financing Expenses

	Three months ended March 31
($ millions)	2026	2025
Interest on debt	159	148
Interest on lease liabilities	69	73
Capitalized interest	(41)	(58)
Interest expense	187	163
Interest on partnership liability	11	12
Interest on pension and other post-retirement benefits	(5)	(1)
Accretion	153	143
Foreign exchange loss (gain) on U.S. dollar denominated debt and leases	139	(14)
Operational foreign exchange and other	(61)	30
	424	333

7. Earnings Per Common Share

	Three months ended March 31
($ millions)	2026	2025
Net earnings	2 100	1 689

(millions of common shares)
Weighted average number of common shares	1 189	1 239
Dilutive securities:
Effect of share options	—	1
Weighted average number of diluted common shares	1 189	1 240

(dollars per common share)
Basic and diluted earnings per share	1.77	1.36

2026 First Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

8. Share Repurchases

The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2026	2025
Share repurchase activities (thousands of common shares)
Shares repurchased	11 072	13 600
Amounts charged to:
Share capital	190	232
Retained earnings	635	518
Share repurchase cost before tax	825	750
Retained earnings - share buyback tax payable	14	13
Share repurchase cost	839	763

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases under its normal course issuer bid that may take place during its internal blackout periods:

	March 31	December 31
($ millions)	2026	2025
Amounts charged to:
Share capital	78	90
Retained earnings	339	229
Liability for share purchase commitment	417	319

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivative assets and (liabilities) are as follows:

($ millions)	Total
Fair value outstanding assets at December 31, 2025	193
Changes in fair value recognized in earnings during the period - (loss)	(249)
Contracts realized during the period	(116)
Fair value outstanding (liabilities) at March 31, 2026	(172)

44 2026 First Quarter Suncor Energy Inc.

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2026, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2026:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	191	150	—	341
Accounts payable	(417)	(96)	—	(513)
	(226)	54	—	(172)

During the first quarter of 2026, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At March 31, 2026, the carrying value of fixed-term debt accounted for under amortized cost was $10.1 billion (December 31, 2025 – $10.0 billion) and the fair value was $9.9 billion (December 31, 2025 – $9.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

2026 First Quarter Suncor Energy Inc. 45